DUBUC MOTORS INC.

1370 Willow Road, Menlo Park, CA 94025	3000 Watt # 12, Quebec, Quebec, G1X 3Y8

February 21, 2017

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, North East
Washington, D.C. 20549

RE: Dubuc Motors Inc. - Offering Statement on Form 1-A Filed February 21, 2017 (Amendment #3) - File No. 024-10632

We filed an amended Form 1-A Offering Statement to update the auditor's consent letter to fall within the 30 day period requirement. The only change to the Offering Circular is the date. All references to January 25, 2017 have been changed to February 21, 2017.

As the SEC has no further comments, we  hereby request qualification of the above-referenced offering statement as soon as is practicable.

Yours Truly,

DUBUC MOTORS INC.

/s/ Mario Dubuc

Per:

Mario Dubuc
Chief Executive Officer,
Principal Accounting Officer and Director